Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10099
Tactical Income Portfolio, Series 71
(the “Trust”)
CIK No. 1911752 File No. 333-264012

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states, “The Trust is a unit investment trust that invests in a diversified portfolio of closed-end funds (“CEFs”), exchange-traded funds (“ETFs”), common stocks and REITs.” Please revise the disclosure to state “dividend-paying common stocks.”

Response:The disclosure will be revised in accordance with the Staff’s comment.

2.The Staff notes the disclosure states that the dividend-paying stocks and REITs are selected by applying a disciplined investment strategy which adheres to pre-determined screens and factors. Please specify all the screens and factors considered.

Response:The Trust notes that the disclosure that follows the above-referenced disclosure includes the specific screens and factors considered. The disclosure states:

“…applying a disciplined investment strategy which adheres to pre-determined screens and factors, including having a market capitalization greater than $1 billion, a three-month average daily trading volume greater than $1 million and a current indicated dividend yield greater than twice that of the S&P 500® Index at the time of selection. The stocks are then ranked by three equally-weighted factors: price to cash flow; return on assets; and 3-, 6- and 12-month price appreciation. These screens and factors are designed to identify companies that, in our opinion, have above-average dividend yields and trade at attractive valuations.

Therefore, the Trust respectfully declines to add any additional disclosure as it believes the disclosure as currently presented is adequate for investor comprehension.

3.Please describe if there are any criteria as to credit quality, maturity or duration. If, there are no specific requirements relating to credit quality, maturity, or duration that will exclude a fund from the portfolio, please disclose that fact.

Response:The Trust notes that there are no specific requirements relating to credit quality, maturity, or duration that will exclude a fund from the portfolio. The disclosure will be revised accordingly.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon